SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 5, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

This Form 6-K consists of the following, which appear immediately following this page:
•	Cover Letters

•	Proxy Cards

•	Invitation to the Extraordinary General Meeting of UBS AG

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11 Board of Directors Tel. +41-44-236 67 69 Fax +41-44-235 82 20 sh-shareholder-services@ubs.com 4 November 2008 Extraordinary General Meeting of UBS AG on 27 November 2008, 9.00 a.m., Messe Luzern AG, Halle 1, Horwerstrasse 87, Lucerne Dear Shareholder On behalf of our Board of Directors, we would like to invite you to the Extraordinary General Meeting of Shareholders. Please find enclosed the agenda with explanations to the item. If you plan to attend the Extraordinary General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return the enclosure to us, duly completed and signed, so that an admission card may be issued. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. We shall, however, be glad to represent your shares at the Extraordinary General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us. If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors. Sincerely yours, UBS AG Peter Kurer Luzius Cameron Chairman Company Secretary

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11 Board of Directors Tel. +41-44-236 67 69 Fax +41-44-235 82 20 sh-shareholder-services@ubs.com 4 November 2008 Extraordinary General Meeting of UBS AG on 27 November 2008, 9.00 a.m., Messe Luzern AG, Halle 1, Horwerstrasse 87, Lucerne Dear Shareholder On behalf of our Board of Directors, we would like to advise you of the forthcoming Extraordinary General Meeting of Shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Extraordinary General Meeting. For your information we are sending you the agenda of the Meeting with explanations to the item. Sincerely yours, UBS AG Peter Kurer Luzius Cameron Chairman Company Secretary

Extraordinary General Meeting of UBS AG on 27 November 2008 Enclosure Request for an Admission Card Registered shareholder with voting rights I/we request UBS AG to issue an admission card for the Extraordinary General Meeting on 27 November 2008, made out to: • my/our name Family name • my/our proxy Given name Address City/State Postal code and to send it to: • my/our address • my/our proxy Broadcast on the Internet The Extraordinary General Meeting will be broadcast on the Internet via www.ubs.com/egm. Date Signature Please reply by 20 November 2008

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposal of UBS Board of Directors.

Please mark your votes as indicated in this example X

	FOR	AGAINST	ABSTAIN
1. Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 4 of the Articles of Association	☐	☐	☐

Dated: ______________________________, 2008

____
Signature

____
Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Voting is available through 12:00 Noon Eastern Time November 20, 2008.

UBS AG

INTERNET
http://www.proxyvoting.com/ubs-sip
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

36074

This Voting Instruction Card is requested by State Street, in conjunction with the Extraordinary General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Savings and Investment Plan, We would like to advise you of the upcoming Extraordinary General Meeting of UBS AG to be held at Messe Luzern AG, Halle 1, Horwerstrasse 87, Lucerne on 27 November 2008, 09:00 a.m. The item is being proposed for approval at the meeting. The agenda and related information are included in the enclosed package. Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your written request by 20 November 2008 to: UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, State Street Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. FOLD AND DETACH HERE 36074

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposal of UBS Board of Directors.

Please mark your votes as indicated in this example [X]

	FOR	AGAINST	ABSTAIN
1. Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 4 of the Articles of Association	☐	☐	☐

Dated: ______________________________, 2008

____
Signature

____
Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Voting is available through 12:00 Noon Eastern Time November 20, 2008.

UBS AG

INTERNET
http://www.proxyvoting.com/ubs
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

36062

Dear Shareholder We would like to invite you to the Extraordinary General Meeting of Shareholders to be held at Messe Luzern AG, Halle 1, Horwerstrasse 87, Lucerne on 27 November 2008, 09:00 a.m (doors open 08:00 a.m.). The item is being proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Extraordinary General Meeting of Shareholders of UBS AG. Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card. Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 20 November 2008 to: UBS AG c/o BNY Mellon Shareowner Services, P.O. Box 3510, South Hackensack, NJ 07606-9210 If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above. Sincerely, UBS AG Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. FOLD AND DETACH HERE Choose MLinkSM for fast, easy and secure 24/7 online access to your futureproxy materials, investment plan statements, tax documents and more. Simplylog on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isdwhere step-by-step instructions will prompt you through enrollment. 36062

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposal of UBS Board of Directors.

Please mark your votes as indicated in this example X

	FOR	AGAINST	ABSTAIN
1. Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 4 of the Articles of Association	☐	☐	☐

Dated: ______________________________, 2008

____
Signature

____
Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Voting is available through 12:00 Noon Eastern Time November 20, 2008.

UBS AG

INTERNET
http://www.proxyvoting.com/ubs-prssp
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

36074

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Extraordinary General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan: We would like to advise you of the upcoming Extraordinary General Meeting of UBS AG to be held at Messe Luzern AG, Halle 1, Horwerstrasse 87, Lucerne on 27 November 2008, 09:00 a.m. The item is being proposed for approval at the meeting. The agenda and related information are included in the enclosed package. Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. Puerto Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties. Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing. dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. To select one of these options, please direct your written request by 20 November 2008 to: UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, The Northern Trust Company Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. FOLD AND DETACH HERE 36074

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposal of UBS Board of Directors.

Please mark your votes as indicated in this example X

	FOR	AGAINST	ABSTAIN
1. Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 4 of the Articles of Association	☐	☐	☐

Dated: ______________________________, 2008

____
Signature

____
Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Voting is available through 12:00 Noon Eastern Time November 20, 2008.

UBS AG

INTERNET
http://www.proxyvoting.com/ubs-401k
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

36070

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Extraordinary General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financial Services Inc. 401(k) Plus Plan: We would like to advise you of the upcoming Extraordinary General Meeting of UBS AG to be held at Messe Luzern AG, Halle 1, Horwerstrasse 87, Lucerne on 27 November 2008, 09:00 a.m. The item is being proposed for approval at the meeting. Please find enclosed the agenda with explanations to the item. The agenda and related information are included in the enclosed package. Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401(k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. 401(k) Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties. Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your written request by 20 November 2008 to: UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, The Northern Trust Company Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Extraordinary General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. FOLD AND DETACH HERE 36070

Invitation to the Extraordinary General Meeting of UBS AG Thursday, 27 November 2008, 9:00 a.m. (Doors open at 8:00 a.m.) Messe Luzern AG Halle 1, Horwerstrasse 87, Lucerne

Contents Introduction 2 Introduction Organizational Issues Status Report of the Board of Directors and Report on Compensation Agenda Item 1 Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 4 of the Articles of Association 3 4 5 Requests for the Inclusion of Items on the Agenda On 21 October 2008, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) as well as on its website at www.ubs.com/egm inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 27 October 2008. No requests were submitted. Basel and Zurich, 4 November 2008 UBS AG For the Board of Directors: Peter Kurer, Chairman

Organizational Issues Admission Cards for the Extraordinary General Meeting Shareholders recorded in the Share Register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 20 November 2008: UBS AG, Shareholder Services, P.O. Box, CH8098 Zurich. Shareholders recorded in the Share Register in the United States of America may request their admission cards, in writing, at the following address until 20 November 2008: BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, S. Hackensack, NJ 076069210. Previously issued admission cards will become invalid if the corresponding shares are sold prior to the Extraordinary General Meeting. These cards will be recalled if the Share Register is informed of the sale. Total Number of Shares and Voting Rights The total number of shares issued by UBS AG currently stands at 2,932,574,213. Each share carries one vote, meaning that 2,932,574,213 voting rights currently exist. Pursuant to Art. 659a para. 1 of the Swiss Code of Obligations, the voting rights of treasury shares and the rights associated therewith are suspended. The same applies to shares that have not been entered in the Share Register (disposhares) and shares that have been registered without voting rights. The total number of shares that entitle holders to attend and vote at the Extraordinary General Meeting is 1,648,025,571. Representation at the Extraordinary General Meeting Shareholders may be represented at the Extraordinary General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Extraordinary General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Extraordinary General Meeting, free of charge, by: — UBS AG, P.O. Box, CH8098 Zurich as a corporate or custody proxy — Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary) P.O. Box, CH8010 Zurich as an independent proxy. Broadcast on the Internet The Extraordinary General Meeting will be broadcast on the Internet via www.ubs.com/egm.

Extraordinary General Meeting of UBS AG | 27 November 2008 Status Report of the Board of Directors and Report on Compensation The Chairman of the Board of Directors will report on the UBS Review of Compensation: (i) Review of existing compensation systems (ii) Changes to compensation programs (iii) Issue of repayment of previously granted incentive awards The Board of Directors will make this status report for information purposes and outside of the agenda items of the Extraordinary General Meeting. No resolution will be adopted under this item. 4

Item 1 Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 4 of the Articles of Association

Extraordinary General Meeting of UBS AG | 27 November 2008 A. Motion of the Board of Directors The Board of Directors proposes the creation of conditional capital in a maximum amount of CHF 36,500,000 by means of the following addition to the Articles of Association: Article 4a para. 4 (new) Mandatory Convertible Notes The share capital will be increased by a maximum of CHF 36,500,000 through the issuance of a maximum of 365,000,000 fully paid registered shares with a par value of CHF 0.10 each upon voluntary or mandatory conversion of the 12.5% mandatory convertible notes due 2011 (“MCN”) to be issued by the Corporation or one of its subsidiaries to the Swiss Confederation or other investors. The conditions of the conversion rights under the MCN shall be determined by the Board of Directors. The advance subscription right and the preemptive right of the shareholders shall be excluded in connection with the issuance of the MCN and upon voluntary or mandatory conversion of the MCN in favor of the MCN holders. The issue price of the registered shares to be issued upon voluntary or mandatory conversion of the MCN will be determined by reference to the respective market price of the registered shares at the time of (i) the public announcement of the MCN, (ii) the shareholders’ approval of this Article 4a para. 4 and (iii) the conversion of the MCN. The voluntary or mandatory conversion of the MCN is to occur within a period of 30 months after the issuance of the MCN. The acquisition of shares upon voluntary or mandatory conversion of the MCN as well as any subsequent transfer of the shares are subject to the registration requirements set out in Article 5 of these Articles of Association. 6

B. Explanations

Transaction with the Swiss National Bank

As announced on 16 October 2008, the Swiss National Bank ("SNB") and UBS reached an agreement under which UBS will sell up to USD 60 billion of currently illiquid securities and other assets to a newly formed fund to be controlled by the SNB.

With this transaction, UBS caps its future potential losses from these assets, reduces its risk-weighted assets, materially de-risks and reduces its balance sheet and is no longer exposed to the funding risk of the assets transferred. In particular, US real estate-related net risk positions will be reduced to nearly zero. As a consequence, UBS will incur no further writedowns or losses on the transferred assets, thus significantly reducing uncertainty for UBS shareholders and clients. At the same time, the transaction provides reasonable protections and commercial benefits to the SNB and contributes to the stability of the financial system by ensuring an orderly sale of these assets over the long term.

The purchase of securities and other assets from UBS by the fund will be financed through up to USD 6 billion of equity to be contributed by UBS into the fund and a loan in a maximum amount of USD 54 billion to be provided to the fund by the SNB. Should assets worth less than USD 60 billion be sold to the fund[1], the proportion of equity and loan to be contributed would remain in the ratio one to nine respectively. The loan will be non-recourse to UBS (assuming no change in control of UBS), and will be secured by, and repaid exclusively from cash flows from, the fund's assets. It will mature in eight years (extendable to 10 or 12 years) and will accrue interest at the 1-month USD-London Interbank Offered Rate (LIBOR) plus 2.5% per annum. Immediately after contributing the equity to the fund, UBS will sell its equity interest to the SNB for USD 1, and will receive from the SNB an option to repurchase the equity upon full repayment of the loan. The SNB will have full control and ownership of the fund.

Only the net cash flow from the fund's assets – including interest, rental income, principal repayments and proceeds from asset sales – will be used to service the loan provided by the SNB. Once the fund has fully repaid the loan, UBS will have the option to repurchase the fund's equity from the SNB for a price equal to the sum of USD 1 billion and half of the then equity value of the remaining fund that exceeds USD 1 billion. If, upon the fund's termination, the SNB incurs a loss on the loan it

1 Due to asset sales and writedowns that occurred between mid-September 2008 and the 30 September 2008 valuation date, the total amount of assets identified for sale by UBS to the fund has been reduced to approximately USD 57 billion. UBS and the SNB are discussing the possibility that additional assets might be identified for sale to the fund in order to utilize the facility more fully. This may increase the amounts of assets in certain categories that would be eligible for transfer to the fund.

7

Extraordinary General Meeting of UBS AG | 27 November 2008

has made to the fund, the SNB will be entitled to receive up to 100 million UBS ordinary shares depending in some manner upon the magnitude of the loss. The precise terms of the arrangement will be agreed upon by the SNB and UBS in the near future.

The assets to be transferred into the fund include approximately USD 31 billion (as per valuation at 30 September 2008) of primarily cash securities, already disclosed as concentrated risk positions relating to US real estate-related securities, US student loan auction rate securities and other US student loan securities, and assets from the US reference-linked note program (RLN). Upon completion of the transaction, UBS's net exposure to these risk categories will be reduced to nearly zero, with residual long positions held by UBS in these asset classes hedged through existing short positions, including credit protection embedded in the RLN programs. UBS will continue to manage down these residual positions.

The table below shows on a pro forma basis the impact of the transaction on UBS's remaining risk concentrations as at 30 September 2008.

UBS will also transfer to the fund additional, mainly non-US debt instruments with a total net value of around USD 18 billion (as per valuation at 30 September 2008) – a wide range of securities backed by a variety of asset classes. The inclusion of these positions follows UBS's decision to downsize its securitization business and provides a better diversification of the fund's portfolio.

Risk positions: UBS net exposures

	As of		After transfer into fund
USD billion	30.6.08	**30.9.08**	
US subprime	6.7	**5.2**	**(0.7)**
US Alt-A	6.4	**2.3**	**(0.2)**
US prime	6.1	**2.3**	**0.4**
US RLN program[1]	7.8	**7.2**	**1.4**
Commercial real estate	8.2	**6.4**	**(0.2)**[2]
Student loans	9.0	**8.4**	**0.0**
Positions affected by transfer into fund	44.2	**31.8**	**0.7**
Monoline	4.0	**4.3**	**4.3**
Leveraged finance	6.1	**4.7**	**4.7**
Total	54.3	**40.8**	**9.7**

1 The US reference-linked note program will continue to be operated by UBS. 2 Even after the transfer of commercial real estate positions to the fund, UBS will retain significant gross exposure to this asset category and accordingly will be subject to basis risk.

8

The transfer of the assets referred to above will take place during fourth quarter 2008 and first quarter 2009, but will be priced at market valuations as at 30 September 2008. These prices will be verified by independent third parties, and any lower third party valuations will be reflected in the purchase price to be paid by the fund and therefore recorded in UBS’s income statement. UBS will have the right to transfer up to USD 8.5 billion of additional assets into the fund at a later stage. These consist of up to USD 5 billion of student loan auction rate securities the bank may buy back from clients as contemplated by the recent settlements and up to USD 3.5 billion of positions which may become unhedged in the event of commutation of the credit protection contracts with one or more monoline insurers. UBS will act as the investment manager of the fund, overseen by a board controlled by the SNB. The oversight board will also be empowered to change the investment manager. The impact of the transaction and related capital measures on UBS will be shown in the fourth quarter 2008 results, separately identified within operating performance. On a preliminary basis, UBS estimates that the transaction will result in an aggregate net charge to fourth quarter 2008 earnings of approximately CHF 4 billion.

Extraordinary General Meeting of UBS AG | 27 November 2008 Issuance of Mandatory Convertible Notes to the Swiss Confederation In order to enable UBS to retain a strong Tier 1 capital ratio after giving effect to the transaction with the SNB, the Board of Directors proposes that UBS issue mandatory convertible notes (“MCNs”) in a principal amount of CHF 6 billion to the Swiss Confederation. The MCNs are a special type of equitylinked security, which will never be redeemed in cash but will automatically convert into UBS shares at maturity (or earlier if UBS or the holder should effect early conversion). Therefore, MCNs are treated as Tier 1 capital by bank regulators and further strengthen UBS’s capital position. The Swiss Confederation has agreed to subscribe the full amount of the MCNs of CHF 6 billion. The Swiss Confederation has publicly stated that it does not intend to be a longterm holder of the MCNs or the shares into which they convert, but reserves the right to reduce all or part of its investment by selling MCNs to third party investors. The terms and conditions of the MCNs agreed with the Swiss Confederation re flect current market conditions and are commercially reasonable for both sides. The MCNs have a maturity date 30 months after the issue date (which is expected to be 4 December 2008). Until maturity of the MCNs, the holder receives an annual coupon of 12.5% of their nominal value (i.e. CHF 750 million). The minimum and 10 maximum number of UBS shares to be issued upon conversion of the MCNs will, inter alia, depend on UBS’s share price during the three trading days immediately before the EGM on 27 November 2008. However, the minimum number of shares to be issued upon conversion will not be less than 253.4 million, while the maximum number of shares will not exceed 329.5 million, subject to no dilutive events occurring between issuance and conversion of the MCNs. Dilutive events (such as any dividend payments) would result in downward adjustments of the conversion price of the MCNs, which in turn would increase the number of shares to be issued. Therefore, the Board of Directors proposes that shareholders approve the creation of conditional capital of an amount of 365 million shares. The MCNs provide UBS with a firm and immediate commitment of capital from announcement on pre-defined and commercially acceptable terms. This allows UBS to retain a strong Tier 1 capital ratio following the transaction with the SNB, which will significantly contribute to rebuild the shareholders’ and clients’ confidence in UBS. To achieve this end, the Board of Directors concluded that the exclusion of the advance subscription right and of the preemptive right of existing shareholders was in the best interest of the company. For further information concerning the transaction with the SNB and a more detailed overview of the terms and conditions of the MCNs, please refer to UBS’s report for the third quarter 2008 and the attached summary term sheet.

Extraordinary General Meeting of UBS AG | 27 November 2008 Impact of the transactions Taken together, the reduction in risk weighted assets and expected charges resulting from the SNB transactions and the capital increase resulting from the MCN issuance would result in a pro forma Tier 1 capital ratio of 11.9% as of 30 September 2008. The illustration summarizes the major components of these transactions. SNBFund Sale of fund equity for 1 USD Cash flow to pay principal & interest (LIBOR +2.5%) Loan up to USD 54 billion Purchase price for assets up to USD 60 billion MCNs & interest (12.5%) Capital increase of CHF 6 billion through MCNs Equity contribution up to USD 6 billion Sale of assets up to USD 60 billion Grant of option to repurchase fund equity (once loan is repaid) 12

Summary Term Sheet of the Mandatory Convertible Notes (“MCN”) Issuer UBS AG or a subsidiary Issue size CHF 6,000,000,000 Issue price 100% Maturity 30 months Coupon 12.50% p.a., payable annually Convertible into Registered shares of UBS AG Payment date 5 business days after the Extraordinary General Meeting (“EGM”) of UBS Denomination CHF 100,000,000 Condition of offering Registration of the conditional capital to be created at the EGM on 27 November 2008 Reference Price The lower of (i) the volume weighted average price (“VWAP”) of the UBS share on SWX Europe on the trading day before announcement (CHF 20.2359 on 15 October 2008) and (ii) the arithmetic average of the daily VWAP on each of the three trading days ending on the trading day before the EGM. However, in no case will the Reference Price be less than CHF 18.21, i.e. 90% of the VWAP of the UBS share on SWX Europe on the trading day before announcement (CHF 20.2359) Minimum Conversion Price 100% of the Reference Price Maximum Conversion Price 117% of the Reference Price Mandatory Conversion at The MCN will be redeemed via conversion into UBS shares at Maturity (Redemption) the Maturity Conversion Ratio, which will be determined according to the following schedule: — if VWAP at maturity = Min. Conversion Price: denomination of MCN divided by Min. Conversion Price (Maximum Conversion Ratio); — if VWAP at maturity = Max. Conversion Price: denomination of MCN divided by Max. Conversion Price (Minimum Conversion Ratio). In addition, issuer will deliver shares to MCN holder based on the following formula: [(VWAP — Max. Conversion Price) x Incremental Share Factor] divided by VWAP, where Incremental Share Factor is [1 — (Min. Conversion Price divided by Max. Conversion Price)] x [denomination of MCN divided by Min. Conversion Price]; — if VWAP at maturity is between Min. Conversion Price and Max. Conversion Price: denomination of MCN divided by the VWAP

Extraordinary General Meeting of UBS AG | 27 November 2008 Capital distribution Full adjustment of conversion price for dividends or distributions in cash paid on UBS shares Early conversion by Upon early conversion by the MCN holder, the MCN holder will MCN holder receive a number of shares based on the Maturity Conversion Ratio, and will retain the right to receive all accrued and unpaid interest and all interest due to be paid until the original maturity date, payable on the original coupon dates Early conversion by issuer Upon early conversion by the issuer, the MCN holder will receive a number of shares based on the Maximum Conversion Ratio, and will retain the right to receive all accrued and unpaid interest and all interest due to be paid until the original maturity date, payable on the original coupon dates Lock-up 6 months after the Payment Date Anti-dilution provisions Standard provisions Reset adjustment If UBS AG issues in excess of CHF 5 billion shares, other equity securities or equity-linked securities at a sale price below the Reference Price, or additional mandatory convertible notes or equivalent instruments with a payment rate higher than the Coupon on the MCN or a maximum conversion price below the Maximum Conversion Price of the MCN, during the one year period following the announcement of the issuance of the MCN, the Maximum Conversion Price may be reduced, but to no less than the Minimum Conversion Price 14

UBS AG P.O. Box, CH8098 Zurich P.O. Box, CH4002 Basel www.ubs.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: November 5, 2008